June 17, 2019

Michael Recca
Chief Financial Officer
Air Industries Group
1460 Fifth Avenue
Bay Shore, New York 11706

       Re: Air Industries Group
           Form 10-K/A for the Fiscal Year Ended December 31, 2018 Filed April 8, 2019
           File No. 001-35927

Dear Mr. Recca:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure